METROPOLITAN WEST FUNDS
                  11766 Wilshire Boulevard, Suite 1580
                         Los Angeles, CA  90025

October 8, 2001

U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC  20549

RE:  Metropolitan West Funds
     Withdrawal of Registration Statement on Form N-1A
     File Nos. 333-18737 and 811-07989
     Post-Effective Amendment No. 9; Rule 485(a) Filing

To the Staff of the Commission:

On behalf of the Metropolitan West Funds (the "Trust") I hereby submit this application for withdrawal of Post-
Effective Amendment No. 9 to the Registration Statement on
Form N-1A together with all exhibits (the "Amendment") pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "Act"), filed via EDGAR on Form N-1A on January 12, 2001.

The Trust is requesting that this Amendment be withdrawn because the Trust no longer seeks effectiveness of the registration of the MW Funds as separate series of the Trust. This Amendment includes the separate Prospectus and Statement of Additional Information of the two separate series referred to as "MW Capital Intrinsic Value Equity
Fund" and "MW Capital International Value Fund". No securities have been sold in connection with the offering.

The registration of these two separate series was to become effective on October 23, 2001 pursuant to Rule 485(b) and a delaying amendment filed as Post-Effective Amendment No. 17 on September 21, 2001. Please issue an order with respect to this application for withdrawal.

Pursuant to the requirements of Rule 478 of the Act, this application for withdrawal of the Amendment has been signed by the President of the Trust on this 8th day of October, 2001. Please contact David Hearth at 415-835-1607 or Sandra Adams at 610-239-4741 with any questions you may have concerning this application.

Sincerely,
/s/Scott B. Dubchansky
President

cc:  Mary A. Cole (SEC, Room 550, Stop 0505)
     David A. Hearth (Paul, Hastings, Janofsky & Walker)